SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(AMENDMENT NO. 4)1

Navios Maritime Holdings Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

Y62196103

(CUSIP Number)

Navios Maritime Holdings Inc.

67 Notara Street

Piraeus, Greece 18535

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See Rule 13d-7(b) for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. Y62196103	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Angeliki Frangou N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 21,207,313 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 21,207,313 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,207,313(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 40.7%(1)
14	TYPE OF REPORTING PERSON IN

(1)	On the basis of 45,400,855 shares of Common Stock issued and outstanding as of January 10, 2006.

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. Y62196103	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Amadeus Maritime S.A., a Panama Corporation.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Panama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 12,727,931
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 12,727,931
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,727,931 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 24.4% (1)
14	TYPE OF REPORTING PERSON CO

(2)	On the basis of 45,400,855 shares of Common Stock issued and outstanding as of January 10, 2006.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

The purpose of this Amendment No. 4 to the Schedule 13D previously filed by Angeliki Frangou and Amadeus Maritime S.A. on December 16, 2004 (“Schedule 13D”) is to disclose the current number of shares of Common Stock (as defined below) of Navios Maritime Holdings Inc., formerly International Shipping Enterprises, Inc. owned by the Reporting Persons. Accordingly, only Items 3, 4 and 5, the only amended Items, are reported herein.

Item 3. Source and Amount of Funds or Other Consideration

The 2,728,511 shares of Common Stock of the Issuer received by Amadeus Maritime S.A. and not previously reported on a Schedule 13D by Ms. Frangou or Amadeus Maritime S.A. were received as part of the compensation received in connection with the acquisition of vessels by the Issuer from Amadeus and the shares of common stock were valued at $5.85 per share.

Item 4. Purpose of Transaction

Amadeus Maritime S.A. has received 2,728,511 shares of Common Stock of the Issuer, not previously reported on a Schedule 13D, which were received as part of the compensation received in connection with the acquisition of vessels by the Issuer from Amadeus and the shares of common stock were valued at $5.85 per share.

The Reporting Persons do not have any present intention to sell or transfer a material amount of assets of the Issuer, make a material change in the capitalization or dividend policy of the Issuer, make any other material change in the Issuer’s business or corporate structure, or make a change in the Issuer’s charter or bylaws, or otherwise have any present plans or proposals which relate to or would result in any of the matters referred to in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) Ms. Frangou is the direct and indirect beneficial owner of an aggregate of 21,207,313 shares of Common Stock, such shares representing approximately 40.7% of the issued and outstanding shares of Common Stock of the Issuer (based upon 45,400,855 shares of Common Stock outstanding as January 10, 2006). The number of shares beneficially owned by Ms. Frangou include 8,479,382 shares of Common Stock (approximately 16.3%) owned directly, and 6,061,651 shares of Common Stock (approximately 11.6%) owned indirectly, through Amadeus Maritime, S.A., which were included in the Units acquired by Amadeus (through IBG) in the IPO. In addition, Ms. Frangou, through Amadeus, has the right to purchase up to an additional 6,666,280 shares of Common Stock upon exercise of Warrants (approximately 12.8%) currently held which became exercisable on December 10, 2005.

(b) Ms. Frangou, directly and indirectly through Amadeus, has sole voting power and sole dispositive power of 21,207,313 shares of Common Stock (which includes 6,666,280 shares of Common Stock issuable upon exercise of outstanding warrants).

The following table sets forth all transactions with respect to the shares of Common Stock not previously reported on a Schedule 13D by any of the Reporting Persons. The transactions described in the table were effected in a private transaction:

NAME	DATE	NO. OF SHARES PURCHASED	VALUE PER SHARE
Amadeus Maritime S.A.	12/22/05	920,461	$5.85	*
Amadeus Maritime S.A.	12/22/05	1,227,282	$5.85	*
Amadeus Maritime S.A.	1/05/06	580,768	$5.85	*

*	The shares of common stock were issued in connection with, and as partial consideration for, the purchase of vessels and were valued at a per share price of $5.85.

Item 7. Material to Be Filed as Exhibits

None.

Remainder of Page Intentionally Left Blank

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated: February 13, 2006	/s/ Angeliki Frangou
Angeliki Frangou

Amadeus Maritime S.A.

Dated: February 13, 2006	By:	/s/ Jose Silva
Mr. Jose Silva
President